

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-Mail
Michael L. Gravelle, Esq.
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Black Knight Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2014**
> **File No. 333-201241**

Dear Mr. Gravelle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not disclosed the names of the underwriters. Please include this information in your next amendment or explain why you cannot do so. Based on the facts and circumstances in your response, we may defer further review of this filing until such information can be disclosed.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Cover Page

3.   Please include on the cover page a brief discussion of your dual class structure. Your discussion should address the rights and differences in voting and economic power of each class. In addition, disclose your status as a "controlled company."

Basis of Presentation of Financial Information, page ii

4.   Please move this section and the trademarks, definitions and market data sections on pages ii and iii to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

Certain Definitions, page ii

5.   It appears that many of the terms in this section represent shortened forms of business names or other information that would be readily understood from the context in which they are used. Instead of using a glossary for such readily understood terms, consider instead defining them upon first use in the prospectus.

Market and Industry Data, page iii

6.   With respect to every third-party statement throughout your prospectus, such as the statistics provided by the Mortgage Bankers Association, please disclose the dates of the reports cited and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Prospectus Summary, page 1

7.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base. You must be able to substantiate on a reasonable basis all such claims. As examples only, please provide support for, and revise as applicable, the following assertions. Note that this comment also applies to your discussion in the business section.

- "Our solutions are utilized by 21 of the 25 largest U.S. mortgage originators and all of the 25 largest U.S. mortgage servicers…," on page 1;
- "Our proprietary technology platform services more than 50% of all U.S. first lien mortgages based on the number of U.S. first lien mortgages according to the BKFS Mortgage Monitor Report…," on page 1;
- "We believe that we have aggregated the largest residential real estate data set in the

United States that is derived from both proprietary and public data sources…,” on page 5.

Corporate Structure and Reorganization, page 9

8.   Please include a brief discussion, in layman's terms, describing the purpose of and benefits from the "Up-C" structure to you and to the historic shareholders, including FNF and THL Affiliates.

The Offering Reorganization, page 11

9.   Expand your disclosure to clarify that public shareholders' ownership of the operating company is indirect, and describe the resulting impact on their economic interests in BKFS Operating LLC and their ability to control the operating company. In this regard, consider enhancing the diagrams on pages 10 and 12 to better depict the voting and economic relationships at a glance, both before and after the offering reorganization. In addition, consider incorporating the footnoted information into the diagram in a reader-friendly manner and eliminating the overuse of acronyms.

10.   Please revise to explain the rights, privileges, form and nature of control that the "managing member interest" held by BKFS represents.

Class A Common Stock and Class B Common Stock, page 13

11.   Expand your disclosure here to describe briefly the most significant differences between the two classes of common stock.

Summary Historical Financial Data, page 18

12.   Please clarify in footnote (1) to the table on page 18 whether the financial data provided under "Technology and Data and Analytics Financial Data (unaudited)" for the years ended December 31, 2013, 2012 and 2011 also includes the corporate and other segment of LPS. In this regard, we note that you indicate that the GAAP financial measures in the reconciling tables beginning on page 19 do include corporate of LPS for periods prior to the Acquisition. Also, revise to reconcile the amounts presented as GAAP revenue and operating (loss) income, as reported, to the information presented in the GAAP financial statements in your filing.

Risk Factors

"Certain members of our board of directors and certain of our officers and directors have interests …," page 37

13.   You state that you seek to manage potential conflicts through abstention by interested directors from approval of such arrangements and oversight by independent members of your board of directors. Please briefly describe here any formal policies you have adopted in this regard.

Our Corporate Structure

Tax Receivable Agreement, page 55

14.   Please tell us and disclose how you will account for the Tax Receivable Agreement ("TRA"). Tell us what consideration you gave to accounting for the TRA payments as contingent consideration under ASC 805-30-25-5 and 25-6. In this regard, please tell us if entering into the TRA was a condition of the merger or other agreements associated with the corporate reorganization.

Use of Proceeds, page 56

15.   You state that you intend that BKFS Operating LLC will use a portion of the net proceeds contributed to it to repay outstanding debt.   Please disclose the interest rate and maturity of such indebtedness, if material. Refer to Instruction 4 to Item 504 of Regulation S-K.

16.   You state that the remaining net proceeds received by BKFS Operating LLC will be used to continue to support its growth and for working capital and general corporate purposes. Please provide more specific disclosure regarding the intended use of any such remaining proceeds. For example, disclose any material capital expenditures that you expect to cause BKFS Operating LLC to make, as well as the approximate amounts intended to be used for any such purposes, to the extent known. Refer to Item 504 of Regulation S-K.

Selected Historical Consolidated Financial Data, page 61

17.   Considering that you believe the presentation of Technology and Data and Analytics Financial Data is important in your summary historical financial data on page 18, you should also provide historical financial information for Technology and Data and Analytics with your selected historical financial data.

Selected Historical Combined Financial Data of Commerce Velocity and Property Insight, page 64

18.   We note that you only include selected unaudited financial data for Commerce Velocity and Property Insight. Based on the information provided in the Article 11 of Regulation S-X pro forma statement of operations on page 70, it appears that their combined earnings from continuing operations before income taxes are material to the corresponding total. Please explain why you do not present their audited historical financial statements, on a combined basis if they were under common control, since January 1, 2011.

Unaudited Pro Forma Condensed Combined Financial Data, page 65

19.   Please explain to us how you define BKFS, LLC and the relationship to BKFS Operating LLC. Ensure that the introduction to your pro forma financial information clearly defines the references to these entities.

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 68

20.   Revise to depict the offering proceeds separately from the effect of the other transactions included in pro forma adjustments. Refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Unaudited Comparative Per Share Data, page 71

21.   We note that you have yet to provide pro forma per share data. Tell us the impact you expect from the participation rights held by grantees of your profits interests plan, as noted from your disclosure on page F-9. In this regard, consider the guidance in ASC 260-10-45-61 and 45-61A.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 73

22.   You indicate on page 56 that a portion of the offering proceeds will be used to repay a portion of the senior note. It is not clear from note (2)(j) whether you will consider the impact of this in the pro forma financial statements and pro forma per share data. In this regard, the denominator in computing pro forma per share data should include only those common shares whose proceeds are being reflected in pro forma adjustments in the statements of operations, such as proceeds used for debt repayment. Please advise or revise your pro forma adjustments accordingly. Please refer to Rule 11-02 of Regulation S-X.

23.   You indicate on page 55 that you expect to enter into a tax receivable agreement with certain existing holders of Units in connection with this offering. Tell us whether this

agreement will be reflected in your pro forma adjustments. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations.

24. We note adjustment (h) on page 74 reverses management fees for the nine months ended September 30, 2014. Please confirm that BKFS will perform the activities covered by the previous management agreement and accordingly incur similar costs reflected in the pro forma presentation.

25. Adjustment (i) on page 75 gives effect to incremental depreciation and amortization for the asset fair value increases resulting from purchase accounting. Please explain why the nine months ended September 30, 2014 reflects a reduction of depreciation and amortization expense, while the year ended December 31, 2013 reflects a material increase.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

General

26. On page 29, you discuss a recent trend whereby new entrants in the mortgage industry have been aggressively acquiring mortgaging servicing rights from large national lenders, and that such entrants primarily use affiliated services providers rather than third-parties such as yourself. You further state that to the extent this trend continues, it could have a material adverse effect on your business. Please tell us what consideration you gave to addressing this trend and management's response in MD&A.

Results of Operations, page 88

27. Throughout your discussion of results of operations, we note instances where two or more sources of a material change have been identified without quantifying the amount that each source contributed to the change. Expand to quantify each material contributing or offsetting factor that you identify. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources

Cash Requirements, page 102

28. We note your statement regarding the sufficiency of cash resources to meet your liquidity needs. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to meet cash requirements. In this regard, you should assert whether

your cash resources will be sufficient to meet your short-term operating needs, which generally relates to cash needs up to 12 months into the future. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

29.   You indicate on page 55 that payments you make under the tax receivable agreement you expect to enter into with holders of your Units upon the closing of this offering could be substantial. Revise to disclose the reasonably expected impact on your liquidity from the currently known trends, events and uncertainties related to the tax receivable agreement. Refer to Sections III.B.3 and IV of SEC Release 33-8350.

Critical Accounting Policies, page 107

30.   Tell us why the estimates and assumptions related to equity-based compensation, including your profits interests plan, are not included in your critical accounting policies. To the extent material due to the levels of subjectivity and judgment involved and the impact on your financial condition or operating performance, revise to include the following disclosures:

- The methods that management used to determine the fair value of the company and the nature of the material assumptions involved;

- The extent to which the estimates are considered highly complex and subjective; and

- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Goodwill and Other Intangible Assets, page 108

31.   The critical accounting policy discussion should not only describe the related estimates and assumptions that are highly uncertain or susceptible to change, but also the relative impact on your financial condition or operating performance. Revise your discussion of goodwill to also include the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

- Percentage by which the fair value exceeded the carrying value as of the date of the most recent test;

- Amount of goodwill allocated to each reporting unit;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics, to the extent possible; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

  Alternatively, if true, you may consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, you may consider disclosing the assertion that a material charge is unlikely even if step one was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350.

Black Knight Financial Services, LLC

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page F-3

32.   Revise to include the statement of operations for nine months ended September 30, 2014 pursuant to Rule 3-02(b) of Regulation S-X. In this regard, we note from your disclosure on page F-72 that the financial statements have been retroactively adjusted to include Commerce Velocity and Property Insight from the date of the formation of BKFS on October 16, 2013. The disclosures throughout the filing should be revised to clarify that the financial statements have been retroactively adjusted for all periods since October 16, 2013, the earliest date under which the entities were under common control, in accordance with ASC 805-50-45. Revise the financial data throughout the filing, accordingly, including the Article 11 of Regulation S-X pro forma financial information.

33.   Revise to present each of the applicable line items in Rule 5-03 of Regulation S-X or explain why these separate captions are not presented. Refer to Rule 10-01(a)(3) of Regulation S-X.

Notes to Condensed Consolidated Financial Statements

Note (2) Acquisition and Reorganization by Fidelity National Financial, Inc. and Other Transactions, page F-10

34.   We note that, on January 3, 2014, you distributed all of the limited liability company membership interests and equity interests in the subsidiaries engaged in the Transaction Services business and sold your interest in National Title Insurance of New York, Inc. Provide us with a summary of your accounting analysis of the whether these dispositions met the conditions in ASC 205-20-45-1 to be reported in discontinued operations.

Note (7) Commitments and Contingencies, page F-21

35.   If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

36.   For each of the ongoing litigation matters and regulatory matters identified in the predecessor financial statements beginning on page F-54, tell us what consideration you gave to disclosing the nature of these contingencies in the notes to your interim financial statements. Refer to ASC 450-20-50.

Lender Processing Services, Inc. and Subsidiaries

Consolidated Statements of Earnings, page F-28

37.   Revise to present each of the various line items in Rule 5-03 of Regulation S-X, to the extent applicable. In this regard, tell us what consideration you gave to separately presenting revenues from products, revenues from services, and the related amounts of cost of revenues. In addition, tell us the amount of selling, general and administrative expenses included in operating expenses for each of the periods presented.

Notes to Consolidated Financial Statements

Note (3) Significant Accounting Policies

(q) Revenue Recognition, page F-38

38.   Revise to describe your revenue recognition policy for data and analytics services, or tell us where it is addressed. Ensure that your policy describes the general timing of delivery or performance of service and the general timing of revenue recognition. Please ensure your policy complies with the guidance in ASC 235-10-50-3.

39.   You indicate that when arrangements include more than one element, you determine if it contains more than one unit of accounting and how the arrangement consideration should be allocated to the separate units of accounting. Revise your revenue recognition policy disclosure to describe how you separate the units of accounting and how the consideration is allocated. Describe how you allocate arrangement consideration based on the relative selling price of each deliverable in accordance with ASC 605-25-30-2. Ensure that you also specifically address arrangements that include both deliverables accounted for under general revenue recognition guidance and those accounted for under

software revenue recognition guidance. Describe how the consideration is first allocated to software deliverables as a group, separately from each non-software deliverable, in accordance with ASC 605-25-15-3A.

Black Knight Financial Services, LLC

Combined Statement of Operations, page F-68

40. Revise to present each of the various line items in Rule 5-03 of Regulation S-X, to the extent applicable.

Principal Stockholders, page 153

41. Footnotes 5 and 6 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP